Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion of our report dated July 31, 2024 in the Amendment No. 1 of Registration Statement on Form F-1, under the Securities Act of 1933 (File No. 333-281900) with respect to the consolidated balance sheets of Eastern International Ltd. and its subsidiaries (collectively the “Company”) as of March 31, 2024 and 2023, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended March 31, 2024, and the related notes included herein.

We also consent to the reference to our firm under the heading “Experts” in the Registration Statement.

San Mateo, California	WWC, P.C.
October 1, 2024	Certified Public Accountants
PCAOB ID No. 1171